[GRAPHIC OMITTED][GRAPHIC OMITTED]

MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              March 26, 2007
SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
-------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on March 23, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information.

PROSPECTUS

1. FOR THE JNL/AIM REAL ESTATE FUND PLEASE EXPLAIN HOW FTSE NAREIT INDEX IS A BROAD BASED INDEX.

     Instruction 5 to Item 22(b) defines "broad based securities market index" as one that is administered by an organization that is not an affiliated person of the Fund, the adviser or principal underwriter unless the index is widely recognized and used. The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. Additionally, companies must be valued at over $100 million USD, and meet minimum liquidity rules. Based on the above the FTSE NAREIT meets the definition.


2. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MESSRS. BEINNER, MCCARTHY, LEGGETT AND TELES HAS BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/GOLDMAN SACHS SHORT DURATION BOND FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     o Jonathan A. Beinner (MANAGING DIRECTOR, CHIEF INVESTMENT OFFICER - CO-HEAD OF US AND GLOBAL FIXED) joined GSAM in 1990 and is responsible for overseeing over $270 billion in fixed income and money market assets - including multi-sector portfolios, single-sector portfolios, and fixed income hedge funds. MR. BEINNER ASSUMED MANAGERIAL OVERSIGHT FOR U.S. FIXED INCOME, HIGH YIELD, AND GLOBAL FIXED INCOME AND CURRENCY IN 2001. MR. BEINNER JOINED ASSET MANAGEMENT IN 1990 AS A MORTGAGE-BACKED SPECIALIST ON THE US FIXED INCOME TEAM AND SINCE 1993 HAD WORKED DIRECTLY WITH SHARMIN. MR. BEINNER HEADED UP THE MORTGAGE TEAM IN 1994, AND 3 YEARS LATER BECAME THE CO-HEAD OF US FIXED INCOME. MR. BEINNER BECAME A MANAGING DIRECTOR IN 1997. MR. BEINNER RECEIVED TWO B.S. DEGREES FROM THE UNIVERSITY OF PENNSYLVANIA IN 1988.

     o James P. McCarthy (MANAGING DIRECTOR, HEAD OF SHORT DURATION AND STRUCTURED STRATEGIES) IS A SENIOR FIXED INCOME PORTFOLIO MANAGER AND HEADS THE SHORT DURATION FIXED INCOME AND STRUCTURED PORTFOLIO
          STRATEGIES AT GSAM. IN THIS ROLE, MR. MCCARTHY IS RESPONSIBLE FOR CONSTRUCTING AND MANAGING PORTFOLIOS FOR CENTRAL BANKS, BALANCE SHEET STRATEGIES, AND FINANCIAL INSTITUTIONS. ADDITIONALLY, HE WORKS CLOSELY WITH CLIENTS IN DEVELOPING AND IMPLEMENTING CUSTOMIZED PORTFOLIO STRATEGY SOLUTIONS. MR. MCCARTHY JOINED GSAM IN 1995 AS A SPECIALIST ON THE MORTGAGE-BACKED SECURITIES TEAM.

     o Robert Leggett (VICE PRESIDENT, PORTFOLIO SPECIALIST) IS A FIXED INCOME SPECIALIST FOCUSING ON SHORT DURATION AND STRUCTURED PRODUCT STRATEGIES. MR. LEGGET joined GSAM in 2001 AS A CLIENT SERVICE MANAGER RESPONSIBLE FOR SERVICING CORPORATE INSTITUTIONAL, PENSION, AND CENTRAL BANK CLIENTS. PRIOR TO JOINING GOLDMAN SACHS HE WAS A VICE PRESIDENT IN THE CHASE CONSULTING GROUP, A UNIT OF THE CHASE MANHATTAN BANK, WHERE HIS RESPONSIBILITIES INCLUDED INVESTMENT EVALUATION, PERFORMANCE MEASUREMENT AND PORTFOLIO ANALYTICS. MR. LEGGETT RECEIVED A B.S. FROM VILLANOVA UNIVERSITY AND AN M.B.A. FROM THE UNIVERSITY OF CONNECTICUT.

     o Thomas D. Teles (MANAGING DIRECTOR, HEAD OF MORTGAGE-BACKED SECURITIES) IS A MANAGING DIRECTOR ON THE FIXED INCOME PORTFOLIO MANAGEMENT TEAM AND SERVES AS HEAD OF THE MORTGAGE & ASSET-BACKED SECURITIES TEAM. HE IS ALSO A MEMBER OF THE FIXED INCOME STRATEGY GROUP (FISG), WHICH OVERSEES ALL GLOBAL FIXED INCOME AND CURRENCY PORTFOLIOS. MR. TELES JOINED GOLDMAN SACHS IN 1997 AS AN ASSOCIATE WITH FICC IN NEW YORK, WHERE HE WORKED IN THE RESEARCH DEPARTMENT, AND THEN AS A MORTGAGE TRADER. HE JOINED GOLDMAN SACHS ASSET MANAGEMENT IN 2000. MR. TELES BECAME MANAGING DIRECTOR IN 2003 AND A PARTNER IN
          2006. PRIOR TO JOINING THE FIRM, MR. TELES WORKED AS ASSISTANT INVESTMENT OFFICER AT TRAVELERS INSURANCE GROUP FROM 1994 TO 1997. MR. TELES EARNED A BA FROM THE UNIVERSITY OF MARYLAND IN 1992 AND AN MBA FROM THE UNIVERSITY OF CHICAGO IN 1994.


3. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MESSRS. HUYSINGA AND WOORT-MENKER HAS BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/JPMORGAN INTERNATIONAL VALUE FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     The Fund has a portfolio management team that is responsible for the day-to-day management of the Fund. The portfolio management team is led by Jeroen Huysinga, Managing Director of J.P. Morgan, and Gerd Woort-Menker, Managing Director of J.P. Morgan. Mr. Huysinga, who is head of Global Equity, has been an international equity portfolio manager since 1997 and employed by J.P. Morgan since 1997. AN EMPLOYEE SINCE 1997, MR. HUYSINGA PREVIOUSLY SPENT TWO YEARS AT LOMBARD ODIER (UK) LTD., WHERE HE WAS A JAPANESE EQUITY PORTFOLIO MANAGER. PRIOR TO THIS, MR. HUYSINGA HELD POSITIONS WITH THE BRITISH STEEL PENSION FUND AS A UK ANALYST AND LATTERLY A JAPANESE EQUITY PORTFOLIO MANAGER, AFTER BEGINNING HIS CAREER AT LLOYDS BANK. MR. HUYSINGA OBTAINED A B.A. IN ECONOMICS AND INTERNATIONAL STUDIES FROM THE UNIVERSITY OF WARWICK. MR. HUYSINGA IS AN ASSOCIATE OF THE INSTITUTE OF INVESTMENT MANAGEMENT AND RESEARCH. Mr. Woort-Menker who is a senior portfolio manager on the Global Equity team and the lead manager of the team's Value strategies, has been employed by J.P. Morgan since 1987. GERD WOORT-MENKER, MANAGING DIRECTOR, IS A SENIOR PORTFOLIO MANAGER ON THE GLOBAL INVESTMENT TEAM. MR. WOORT-MENKER CURRENTLY MANAGES INTERNATIONAL AND GLOBAL EQUITY PORTFOLIOS; HE HAS ALSO MANAGED THE INTERNATIONAL VALUE STRATEGY SINCE ITS INCEPTION. MR. WOORT-MENKER BEGAN HIS CAREER AT VARTA IN HANOVER, WHERE HE WAS A FINANCIAL COMPTROLLER. MR. WOORT-MENKER OBTAINED A BUSINESS ACCOUNTING DEGREE FROM MUENSTER UNIVERSITY AND EARNED AN M.A. IN ECONOMICS FROM FREIBURG UNIVERSITY. HE IS A CFA CHARTERHOLDER.


4. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MR. SAIS HAS BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/JPMORGAN U.S. GOVERNMENT & QUALITY BOND FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     The Fund has a portfolio management team that is responsible for the day-to-day management of the Fund. The portfolio management team is led by Michael Sais, Managing Director of J.P. Morgan. Mr. Sais is a Fixed Income Fund Manager for the Insurance Asset Management Team responsible for managing investments consistent with the unique requirements of insurance industry clients. Additionally, he is a member of the Columbus Taxable Bond Team where he has served as lead manager for the JPMorgan Ultra Short-Term Bond Fund since 1995 and Government Bond Products since 1996. MR. SAIS JOINED THE FIRM IN 1994 AS A SENIOR FIXED INCOME RESEARCH ANALYST
     RESPONSIBLE FOR THE VALUATION AND ANALYSIS OF THE MORTGAGE-BACKED SECURITIES MARKET. PRIOR TO THIS, HE SERVED AS SENIOR INVESTMENT PORTFOLIO MANAGER OF VALLEY NATIONAL BANK OF PHOENIX, WHERE HE WAS RESPONSIBLE FOR THE MANAGEMENT OF THE BANK'S $2.2 BILLION INVESTMENT PORTFOLIO. MR. SAIS BEGAN HIS CAREER WITH CITIBANK IN SAN JUAN, PUERTO RICO, AS AN ASSET/LIABILITY MANAGER AND EURODOLLAR TRADER. HE OBTAINED A B.S. AND AN M.B.A, BOTH IN FINANCE, FROM INDIANA UNIVERSITY. MR. SAIS IS ALSO A CFA CHARTERHOLDER AND MEMBER OF THE CFA INSTITUTE AS WELL AS THE CFA SOCIETY OF COLUMBUS.


5.   PLEASE PROVIDE AN EXAMPLE OF THE EXPENSES FOR THE FUND OF FUNDS.

     The disclosure for the following Fund of Funds has been revised to comply with the new Fund of Fund rules.

         JNL/AIM Large Cap Growth Fund
         JNL/AIM Real Estate Fund
         JNL/Eagle Core Equity Fund
         JNL/Eagle SmallCap Equity Fund
         JNL/FI Mid-Cap Equity Fund (formerly, JNL/FMR Mid-Cap Equity Fund) JNL/Franklin Templeton Founding Strategy Fund
         JNL/Franklin Templeton Small Cap Value Fund
         JNL/Goldman Sachs Mid Cap Value Fund
         JNL/JPMorgan International Value Fund
         JNL/Lazard Emerging Markets Fund
         JNL/Lazard Mid Cap Value Fund
         JNL/Lazard Small Cap Value Fund
         JNL/Mellon Capital Management 10 x 10 Fund
         JNL/Mellon Capital Management Index 5 Fund
         JNL/Mellon Capital Management S&P 500 Index Fund
         JNL/Mellon Capital Management S&P 400 MidCap Index Fund
         JNL/Mellon Capital Management Small Cap Index Fund
         JNL/Mellon Capital Management International Index Fund
         JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund JNL/Select Balanced Fund
         JNL/Select Value Fund
         JNL/S&P Managed Conservative Fund
         JNL/S&P Managed Moderate Fund
         JNL/S&P Managed Moderate Growth Fund
         JNL/S&P Managed Growth Fund
         JNL/S&P Managed Aggressive Growth Fund
         JNL/S&P Retirement Income Fund
         JNL/S&P Retirement 2015 Fund
         JNL/S&P Retirement 2020 Fund
         JNL/S&P Retirement 2025 Fund
         JNL/S&P Disciplined Moderate Fund
         JNL/S&P Disciplined Moderate Growth Fund
         JNL/S&P Disciplined Growth Fund
         JNL/S&P Moderate Retirement Strategy Fund
         JNL/S&P Moderate Growth Retirement Strategy Fund
         JNL/S&P Growth Retirement Strategy Fund

     The following expense table is being provided as an example for the fund of fund expenses:

         ------------------------------------------------------------------------------------------------------------
         ANNUAL FUND OPERATING EXPENSES * (EXPENSES THAT ARE DEDUCTED FROM FUND
         ASSETS) (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
         ------------------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------ -----------------------
                                                                                                     CLASS A
         ------------------------------------------------------------------------------------ -----------------------
         ------------------------------------------------------------------------------------ -----------------------
         Management/Administrative Fee                                                                0.05%
         ------------------------------------------------------------------------------------ -----------------------
         ------------------------------------------------------------------------------------ -----------------------
         12b-1 Fee                                                                                    0.00%
         ------------------------------------------------------------------------------------ -----------------------
         ------------------------------------------------------------------------------------ -----------------------
         Other Expenses                                                                               0.01%
         ------------------------------------------------------------------------------------ -----------------------
         ------------------------------------------------------------------------------------ -----------------------
         Acquired Fund Fees and Expenses*                                                             0.64%
         ------------------------------------------------------------------------------------ -----------------------
         ------------------------------------------------------------------------------------ -----------------------
         Total Annual Fund Operating Expenses                                                         0.70%
         ------------------------------------------------------------------------------------ -----------------------

          * Because the Fund invests in Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based on the target allocations to the Underlying Funds. Actual amounts may be higher or lower than those shown above.


6. PLEASE PROVIDE A STATEMENT THAT THE FUND OF FUNDS LOOK THROUGH TO THE UNDERLYING FUNDS' INVESTMENTS FOR CONCENTRATION PURPOSES.

     The Registrant received this comment in our previous filing and the following was added to the SAI under the section entitled "OPERATING POLICIES":

     (b)  The  Fund  of  Funds  will  look  through  to  the  investment  of the
          Underlying   Funds  for   purposes  of   determining   diversification
          requirements.


7.   FOR THE  JNL/PIMCO  REAL  RETURN FUND  PLEASE  PROVIDE A PHONE  NUMBER IF A
     SHAREHOLDER   WOULD  LIKE  MORE  INFORMATION  ABOUT  THE  SECTION  ENTITLED
     "REGULATORY INQUIRIES AND PENDING LITIGATION".

     THE FOLLOWING HAS BEEN ADDED TO THE END OF THE SECTION ENTITLED "REGULATORY INQUIRIES AND PENDING LITIGATION" FOR THE JNL/PIMCO REAL RETURN FUND:

     For more information please call 1-800-766-4683.


8. IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE SPECIFY WHAT MESSRS. SHILLING AND BOSELLI HAS BEEN DOING FOR THE LAST 5 YEARS FOR THE JNL/SELECT LARGE CAP GROWTH FUND.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     Andrew J. Shilling, CFA, Senior Vice President, Partner and Equity Portfolio Manager of Wellington Management, has served as portfolio manager since May 2007 and has been involved in portfolio management and securities analysis for the Fund since May 2004 AND FOR CLIENTS OF THE FIRM FOR AT LEAST THE PAST FIVE YEARS. Mr. Shilling joined Wellington Management as an investment professional in 1994.

     John A. Boselli, CFA, Senior Vice President, Partner of Wellington Management and Equity Portfolio Manager, has been involved in portfolio management and securities analysis FOR THE FUND since May 2007 AND FOR CLIENTS OF THE FIRM FOR AT LEAST THE PAST FIVE YEARS and has served as portfolio manager for the Fund from May 2004 to April 2007. Mr. Boselli joined Wellington Management as an investment professional in 2002.


9. FOR THE JNL/S&P FUNDS PLEASE PROVIDE INFORMATION ON THE FACTORS CONSIDERED FOR ALLOCATION PURPOSES.

     We respectfully decline this comment. We believe the following disclosure provides this information.

     Acting as Sub-Adviser, Standard & Poor's Investment Advisory Services LLC ("SPIAS") provides JNAM advice regarding the allocation of investments among the universe of Funds specified by JNAM and listed below. Among the considerations that SPIAS uses to determine specific percentage allocations to any particular fund are market and economic conditions, historical performance of the Fund and its related asset class, expected performance of the Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification requirements to control overall portfolio risk exposure. SPIAS' investment recommendations are periodically reviewed and revised based on changing market and economic conditions that may affect specific funds or asset classes.


10. FOR THE ETF FUND OF FUNDS PLEASE ADD A REPRESENTATION THAT THE FUNDS WILL COMPLY WITH THE CONDITIONS OF THE ETFS' EXEMPTIVE RELIEF.

     THE FOLLOWING LANGUAGE HAS BEEN ADDED TO THE END OF THE PARAGRAPH IMMEDIATELY PRECEDING THE LIST OF ETFS EACH FUND MAY INVEST:

     The Fund will comply with the conditions of the ETF's exemptive order.

STATEMENT OF ADDITIONAL INFORMATION

1.   IN THE SECTION ENTITLED "VOTING RIGHTS" PLEASE ADD THE FOLLOWING:

     "AS A RESULT OF PROPORTIONAL VOTING THE VOTE OF A SMALL NUMBER OF CONTRACT OWNERS COULD DETERMINE THE OUTCOME OF A PROPOSAL SUBJECT TO SHAREHOLDER VOTE."

     WE HAVE ADDED THE FOLLOWING  LANGUAGE TO THE END OF THE SECOND PARAGRAPH OF
     THE  SECTION   ENTITLED  "VOTING  RIGHTS"  (if  viewed  through  EDGAR  the underscores are reflected in all caps):

     The Agreement and Declaration of Trust for JNL Series Trust provides that thirty percent of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting, and that 30% of the aggregate number of shares in any Fund that are entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Fund at a shareholders meeting. As a result of proportional voting the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about April 20, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc: File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                           PROSPECTUS COMMENT 5



EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the Contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
    MAXIMUM SALES LOAD IMPOSED ON PURCHASES                      NOT APPLICABLE
    MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS           NOT APPLICABLE
    DEFERRED SALES LOAD                                          NOT APPLICABLE
    REDEMPTION FEE                                               NOT APPLICABLE
    EXCHANGE FEE                                                 NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ----------------------
                                                                                                      CLASS A
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Management/Administrative Fee                                                                           0.80%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
12b-1 Fee                                                                                               0.20%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Other Expenses                                                                                          0.00%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Acquired Fund Fees and Expenses*                                                                        0.01%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Total Annual Fund Operating Expenses                                                                    1.01%
---------------------------------------------------------------------------------------------- ----------------------

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ----------------------
                                                                                                      CLASS B
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Management/Administrative Fee                                                                         0.80%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
12b-1 Fee                                                                                             0.00%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Other Expenses                                                                                        0.00%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Acquired Fund Fees and Expenses*                                                                      0.01%
---------------------------------------------------------------------------------------------- ----------------------
---------------------------------------------------------------------------------------------- ----------------------
Total Annual Fund Operating Expenses                                                                  0.81%
---------------------------------------------------------------------------------------------- ----------------------



* Amount represents the Fund's pro rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

                                                           PROSPECTUS COMMENT 2

JNL/GOLDMAN SACHS SHORT DURATION BOND FUND

The Fund is managed on a team basis. The individual members of the team, who are assisted by the U.S. Fixed Income-Investment Management Team ("U.S. Fixed Income Team"), and are primarily responsible for the day-to-day management of the Fund's portfolio are:


o Jonathan A. Beinner (MANAGING DIRECTOR, CHIEF INVESTMENT OFFICER - CO-HEAD OF US AND GLOBAL FIXED) joined GSAM in 1990 and is responsible for overseeing over $270 billion in fixed income and money market assets - including multi-sector portfolios, single-sector portfolios, and fixed income hedge funds. Mr. Beinner assumed managerial oversight for U.S. Fixed Income, High Yield, and Global Fixed Income and Currency in 2001. Mr. Beinner joined Asset Management in 1990 as a mortgage-backed specialist on the US Fixed Income team and since 1993 had worked directly with Sharmin. Mr. Beinner headed up the Mortgage team in 1994, and 3 years later became the Co-Head of US Fixed Income. Mr. Beinner became a Managing Director in 1997. Mr. Beinner received two B.S. degrees from the University of Pennsylvania in 1988.

o Thomas Kenny (MANAGING DIRECTOR, CO-HEAD OF US AND GLOBAL FIXED) joined GSAM in 1999 as Head of the Municipal Bond Portfolio Management team. He became co-head of the US and Global Fixed Income team in 2002. o Christopher Sullivan (MANAGING DIRECTOR, CO-HEAD U.S. FIXED INCOME TEAM) joined GSAM as a portfolio manager and Co-Head of the U.S. Fixed Income Team in 2001. Prior to that, he was a senior member of the account management group of Pacific Investment Management Company (PIMCO). Prior to joining PIMCO, he was an equity portfolio manager for Hawaiian Trust
     Company for three years. o James Cielinski (Managing Director, Head of Investment Grade Credit) joined GSAM in September 1998 as a Corporate Bond Portfolio Manager.

o James P. McCarthy (MANAGING DIRECTOR, HEAD OF SHORT DURATION AND STRUCTURED STRATEGIES) is a senior fixed income portfolio manager and heads the short duration fixed income and structured portfolio strategies at GSAM. In this role, Mr. McCarthy is responsible for constructing and managing portfolios for central banks, balance sheet strategies, and financial institutions. Additionally, he works closely with clients in developing and implementing customized portfolio strategy solutions. Mr. McCarthy joined GSAM in 1995 as a specialist on the mortgage-backed securities team.

o Robert Leggett (VICE PRESIDENT, PORTFOLIO SPECIALIST) is a fixed income specialist focusing on Short Duration and Structured product strategies. Mr. Legget joined GSAM in 2001 as a Client Service Manager responsible for servicing Corporate Institutional, Pension, and Central Bank clients. Prior to joining Goldman Sachs he was a Vice President in the Chase Consulting Group, a unit of the Chase Manhattan Bank, where his responsibilities included investment evaluation, performance measurement and portfolio analytics. Mr. Leggett received a B.S. from Villanova University and an M.B.A. from the University of Connecticut.

o Thomas D. Teles (MANAGING DIRECTOR, HEAD OF MORTGAGE-BACKED SECURITIES) is a managing director on the Fixed Income Portfolio Management team and serves as head of the Mortgage & Asset-Backed Securities team. He is also a member of the Fixed Income Strategy Group (FISG), which oversees all Global Fixed Income and Currency portfolios. Mr. Teles joined Goldman Sachs in 1997 as an associate with FICC in New York, where he worked in the Research Department, and then as a mortgage trader. He joined Goldman Sachs Asset Management in 2000. Mr. Teles became managing director in 2003 and a partner in 2006. Prior to joining the firm, Mr. Teles worked as assistant investment officer at Travelers Insurance Group from 1994 to 1997. Mr. Teles earned a BA from the University of Maryland in 1992 and an MBA from the University of Chicago in 1994.

o Mark Van Wyk (VICE PRESIDENT) joined GSAM in 1994 and specializes in U.S. government and financial derivatives.

                                                           PROSPECTUS COMMENT 3

JNL/JPMORGAN INTERNATIONAL VALUE FUND


The Fund has a portfolio management team that is responsible for the day-to-day management of the Fund. The portfolio management team is led by Jeroen Huysinga, Managing Director of J.P. Morgan, and Gerd Woort-Menker, Managing Director of J.P. Morgan. Mr. Huysinga, who is head of Global Equity, has been an international equity portfolio manager since 1997 and employed by J.P. Morgan since 1997. An employee since 1997, Mr. Huysinga previously spent two years at Lombard Odier (UK) Ltd., where he was a Japanese equity portfolio manager. Prior to this, Mr. Huysinga held positions with the British Steel pension fund as a UK analyst and latterly a Japanese equity portfolio manager, after beginning his career at Lloyds Bank. Mr. Huysinga obtained a B.A. in economics and international studies from the University of Warwick. Mr. Huysinga is an
Associate of the Institute of Investment Management and Research. Mr. Woort-Menker who is a senior portfolio manager on the Global Equity team and the lead manager of the team's Value strategies, has been employed by J.P. Morgan since 1987. Gerd Woort-Menker, managing director, is a senior portfolio manager on the Global Investment Team. Mr. Woort-Menker currently manages international and global equity portfolios; he has also managed the International Value strategy since its inception. Mr. Woort-Menker began his career at VARTA in Hanover, where he was a financial comptroller. Mr. Woort-Menker obtained a business accounting degree from Muenster University and earned an M.A. in economics from Freiburg University. He is a CFA charterholder.

                                                           PROSPECTUS COMMENT 4

JNL/JPMORGAN U.S. GOVERNMENT & QUALITY BOND FUND (FORMERLY, JNL/WESTERN ASSET U.S. GOVERNMENT & QUALITY BOND FUND)


The Fund has a portfolio management team that is responsible for the day-to-day management of the Fund. The portfolio management team is led by Michael Sais, Managing Director of J.P. Morgan. Mr. Sais is a Fixed Income Fund Manager for the Insurance Asset Management Team responsible for managing investments consistent with the unique requirements of insurance industry clients. Additionally, he is a member of the Columbus Taxable Bond Team where he has served as lead manager for the JPMorgan Ultra Short-Term Bond Fund since 1995 and Government Bond Products since 1996. Mr. Sais has been employed by J.P. Morgan since 1994. Mr. Sais joined the firm in 1994 as a senior fixed income research analyst responsible for the valuation and analysis of the mortgage-backed securities market. Prior to this, he served as senior investment portfolio manager of Valley National Bank of Phoenix, where he was responsible for the management of the bank's $2.2 billion investment portfolio. Mr. Sais began his career with Citibank in San Juan, Puerto Rico, as an asset/liability manager and eurodollar trader. He obtained a B.S. and an M.B.A, both in finance, from Indiana University. Mr. Sais is also a CFA charterholder and member of The CFA Institute as well as the CFA Society of Columbus.

                                                           PROSPECTUS COMMENT 7

JNL/PIMCO REAL RETURN FUND

REGULATORY INQUIRIES AND PENDING LITIGATION

Since February 2004, PIMCO, AGI, AGID, and certain of their affiliates, and certain employees, have been named as defendants in fifteen lawsuits filed in various jurisdictions. Eleven of those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in a multi-district litigation proceeding in the U.S. District Court for the District of Maryland; the other four lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the various series during specified periods, or as derivative actions.

The market timing actions in the District of Maryland generally allege that certain hedge funds were allowed to engage in "market timing" and this alleged activity was not disclosed. Pursuant to tolling agreements entered into with the derivative and class action plaintiffs, PIMCO, the Trustees, and certain employees of PIMCO who were previously named as defendants have all been dropped as defendants in the market timing actions; the plaintiffs continue to assert claims against other defendants. By order dated November 3, 2005, the U.S. District Court for the District of Maryland granted the Trust's motion to dismiss claims asserted against it in a consolidated amended complaint where the Trust was named, in the complaint, as a nominal defendant. The revenue sharing action in the District of Connecticut generally alleges that fund assets were inappropriately used to pay brokers, including directing fund brokerage transactions to such brokers, and that such alleged arrangements were not fully disclosed to shareholders. On August 11, 2005 the U.S. District Court for the District of Connecticut conducted a hearing on defendants' motion to dismiss the consolidated amended complaint in the revenue sharing action but has not yet ruled on the motion to dismiss. The market timing and revenue sharing lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution.

Two nearly identical class action civil complaints have been filed in August 2005, in the Northern District of Illinois Eastern Division, alleging that the plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. The two actions have been consolidated into one action, and the two separate complaints have been replaced by a consolidated complaint. PIMCO is a named defendant to the consolidated action. PIMCO strongly believes the complaint (and any consolidated complaint filed hereafter) is without merit and intends to vigorously defend itself.

Certain funds were recently served in an adversary proceeding brought by the Official Committee of Asbestos Claimants of G-I Holdings, Inc. in G-I Holdings, Inc.'s bankruptcy in the District of New Jersey.

PIMCO was previously named in this lawsuit and remains a defendant. The plaintiff seeks to recover for the bankruptcy estate assets that were transferred by the predecessor entity of G-I Holdings, Inc. to a wholly-owned subsidiary in 1994. The subsidiary has since issued notes, of which certain funds are alleged to be holders. The complaint alleges that in 2000, more than two hundred noteholders--including certain funds were granted a second priority lien on the assets of the subsidiary in exchange for their consent to a refinancing transaction and the granting of a first priority lien to the lending banks. The plaintiff is seeking invalidation of the lien in favor of the noteholders and/or the value of the lien. On June 21, 2006, the District of New Jersey overturned the Bankruptcy Court's decision giving permission to file the adversary proceeding and remanded the matter to Bankruptcy Court for further proceedings. Following a motion to reconsider, the District Court upheld its remand on August 7, 2006, and instructed the Bankruptcy Court to conduct a "cost-benefit" analysis of the Committee's claims, including the claims against the noteholders. The Bankruptcy Court held a status conference on October 25, 2006 and set a briefing schedule relating to this cost-benefit analysis.

It is possible that these matters and/or other developments resulting from these matters could result in increased fund redemptions or other adverse consequences to a fund. However, PIMCO and AGID believe that these matters are not likely to have a material adverse effect on a fund or on PIMCO's or AGID's ability to perform their respective investment advisory or distribution services relating to a fund.


The foregoing speaks only as of the date of this prospectus. While there may be additional litigation or regulatory developments in connection with the matters discussed above, the foregoing disclosure of litigation and regulatory matters will be updated only if those developments are material. For more information please call 1-800-766-4683.

                                                           PROSPECTUS COMMENT 8
JNL/SELECT LARGE CAP GROWTH FUND


Andrew J. Shilling, CFA, Senior Vice President, Partner and Equity Portfolio Manager of Wellington Management, has served as portfolio manager since May 2007 and has been involved in portfolio management and securities analysis for the Fund since May 2004 and for clients of the firm for at least the past 5 years. Mr. Shilling joined Wellington Management as an investment professional in 1994.

John A. Boselli, CFA, Senior Vice President, Partner of Wellington Management and Equity Portfolio Manager, has been involved in portfolio management and securities analysis for the Fund since May 2007 and for clients of the firm for at least the past 5 years and has served as portfolio manager for the Fund from May 2004 to April 2007. Mr. Boselli joined Wellington Management as an investment professional in 2002.

                                                          PROSPECTUS COMMENT 10

JNL/S&P MODERATE RETIREMENT STRATEGY FUND

INVESTMENT   OBJECTIVE.   The  investment  objective  of  the  JNL/S&P  Moderate
Retirement Strategy Fund is to seek capital growth. Current income is a secondary objective.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in shares of a diversified group of Underlying ETFs. The Fund is managed for capital growth and invests a significant portion of its assets in Underlying ETFs that invest in equity and fixed income securities. An exchange traded fund ("ETF") is a fund that holds a portfolio of stocks and is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying ETFs that investment primarily in equity securities and 50% to 70% to Underlying ETFs that investment primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

The Fund's equity investments may be allocated across a range of asset classes which can include: large-, mid- and small-cap, real estate investment trusts ("REIT"), and foreign developed and emerging market equity funds, with fixed income allocations to government, investment-grade corporate and high-yield funds. Under normal circumstances, the Fund will not invest greater than 70% of its net assets in Underlying ETFs that invest primarily in fixed income securities.

The Fund currently seeks to achieve the capital growth element of its objective through its investments in Underlying ETFs that invest primarily in small-cap, mid-cap and large-cap equity securities, as well, to a lesser extent, in stocks of foreign companies.

The Fund currently seeks to achieve the current income secondary objective through its investments in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.

Acting as Sub-Adviser, Standard & Poor's Investment Advisory Services LLC ("SPIAS") provides JNAM advice regarding the allocation of investments among the universe of Funds specified by JNAM and listed below. Among the considerations that SPIAS uses to determine specific percentage allocations to any particular fund are market and economic conditions, historical performance of the Fund and its related asset class, expected performance of the Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification requirements to control overall portfolio risk exposure. SPIAS' investment recommendations are periodically reviewed and revised based on changing market and economic conditions that may affect specific funds or asset classes.

Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, the Sub-Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. The Sub-Adviser reserves the right to replace Underlying ETFs or other securities in its asset allocation model at any time, although such changes would generally be the result of a change in the asset allocation with respect to an asset class.


The Fund reserves the right to invest in other ETFs not on the list below as long as they have obtained exemptive relief from Section 12 of the 1940 Act. The Fund will comply with the conditions of the ETF's exemptive order.

JNL/S&P MODERATE GROWTH RETIREMENT STRATEGY FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/S&P Moderate Growth Retirement Strategy Fund is to seek capital growth and current income.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in shares of a diversified group of Underlying ETFs. The Fund is managed for capital growth and invests a significant portion of its assets in Underlying ETFs that invest in equity and fixed income securities. An exchange traded fund ("ETF") is a fund that holds a portfolio of stocks and is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying ETFs that investment primarily in equity securities and 30% to 50% to Underlying ETFs that investment primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

The Fund's equity investments may be allocated across a range of asset classes which can include: large-, mid- and small-cap, real estate investment trusts ("REIT"), and foreign developed and emerging market equity funds, with fixed income allocations to government, investment-grade corporate and high-yield funds. Under normal circumstances, the Fund will not invest greater than 50% of its net assets in Underlying ETFs that invest primarily in fixed income securities.

The Fund currently seeks to achieve the capital growth element of its objective through its investments in Underlying ETFs that invest primarily in small-cap, mid-cap and large-cap equity securities as well, to a lesser extent, in stocks of foreign companies.

The Fund currently seeks to achieve the current income secondary objective through its investments in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.

Acting as Sub-Adviser, Standard & Poor's Investment Advisory Services LLC ("SPIAS") provides JNAM advice regarding the allocation of investments among the universe of Funds specified by JNAM and listed below. Among the considerations that SPIAS uses to determine specific percentage allocations to any particular fund are market and economic conditions, historical performance of the Fund and its related asset class, expected performance of the Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification requirements to control overall portfolio risk exposure. SPIAS' investment recommendations are periodically reviewed and revised based on changing market and economic conditions that may affect specific funds or asset classes.

Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, the Sub-Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. The Sub-Adviser reserves the right to replace Underlying ETFs or other securities in its asset allocation model at any time, although such changes would generally be the result of a change in the asset allocation with respect to an asset class.


The Fund reserves the right to invest in other ETFs not on the list below as long as they have obtained exemptive relief from Section 12 of the 1940 Act. The Fund will comply with the conditions of the ETF's exemptive order.

JNL/S&P GROWTH RETIREMENT STRATEGY FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/S&P Growth Retirement Strategy Fund is to seek capital growth. Current income is a secondary objective.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing in shares of a diversified group of Underlying ETFs. The Fund is managed for capital growth and invests a significant portion of its assets in Underlying ETFs that invest in equity and fixed income securities. An exchange traded fund ("ETF") is a fund that holds a portfolio of stocks and is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying ETFs that investment primarily in equity securities, and 10% to 30% to Underlying ETFs that investment primarily in fixed-income securities. Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying ETFs.

The Fund's equity investments may be allocated across a range of asset classes which can include: large-, mid- and small-cap, real estate investment trusts ("REIT"), and foreign developed and emerging market equity funds, with fixed income allocations to government, investment-grade corporate and high-yield funds. Under normal circumstances, the Fund will not invest greater than 30% of its net assets in Underlying ETFs that invest primarily in fixed income securities.

The Fund currently seeks to achieve the capital growth element of its objective through its investments in Underlying ETFs that invest primarily in small-cap, mid-cap and large-cap equity securities as well, to a lesser extent, in stocks of foreign companies.

The Fund currently seeks to achieve the current income secondary objective through its investments in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.

Acting as Sub-Adviser, Standard & Poor's Investment Advisory Services LLC ("SPIAS") provides JNAM advice regarding the allocation of investments among the universe of Funds specified by JNAM and listed below. Among the considerations that SPIAS uses to determine specific percentage allocations to any particular fund are market and economic conditions, historical performance of the Fund and its related asset class, expected performance of the Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification requirements to control overall portfolio risk exposure. SPIAS' investment recommendations are periodically reviewed and revised based on changing market and economic conditions that may affect specific funds or asset classes.

Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, the Sub-Adviser may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. The Sub-Adviser reserves the right to replace Underlying ETFs or other securities in its asset allocation model at any time, although such changes would generally be the result of a change in the asset allocation with respect to an asset class.


The Fund reserves the right to invest in other ETFs not on the list below as long as they have obtained exemptive relief from Section 12 of the 1940 Act. The Fund will comply with the conditions of the ETF's exemptive order.

                                                                  SAI COMMENT 1


VOTING RIGHTS. Shareholders are entitled to one vote for each share held. Except for matters affecting a particular Fund or Class of shares of a Fund, as described below, all shares of the Trust have equal voting rights and may be voted in the election of Trustees and on other matters submitted to the vote of the shareholders. Shareholders' meetings ordinarily will not be held unless required by the 1940 Act. As permitted by Massachusetts law, there normally will be no shareholders' meetings for the purpose of electing Trustees unless and until such time as fewer than a two-thirds majority of the Trustees holding office have been elected by shareholders. At that time, the Trustees then in office will call a shareholders' meeting for the election of Trustees. The Trustees must call a meeting of shareholders for the purpose of voting upon the removal of any Trustee when requested to do so by the record holders of 10% of the outstanding shares of the Trust. A Trustee may be removed after the holders of record of not less than two-thirds of the outstanding shares have declared that the Trustee be removed either by declaration in writing or by votes cast in person or by proxy. Except as set forth above, the Trustees shall continue to hold office and may appoint additional or successor Trustees, provided that immediately after the appointment of any additional or successor Trustee, at least two-thirds of the Trustees have been elected by the shareholders. Shares do not have cumulative voting rights. Thus, holders of a majority of the shares voting for the election of Trustees can elect all the Trustees.

     In matters affecting only a particular Fund or Class of shares of a Fund, the matter shall have been effectively acted upon by a majority vote of the shares of only that Fund or Class of shares of a Fund even though: (1) the matter has not been approved by a majority vote of the shares of any other Fund or Class of shares of a Fund; or (2) the matter has not been approved by a majority vote of the shares of the Trust.


     Because shares in the Trust are sold only to Jackson, to certain qualified retirement plans and to regulated investment companies, Jackson and the regulated investment companies, through its separate accounts which hold shares in the Trust as funding vehicles for variable insurance contracts, is the owner of record of substantially all of the shares of the Trust. In addition, Jackson, through its general account, is the beneficial owner of shares in certain of the Funds, in some cases representing the initial capital contributed at the inception of a Fund, and in other cases representing investments made for other corporate purposes. As may be required by applicable law and interpretations of the staff of the SEC, Jackson will solicit voting instructions from owners of variable insurance contracts regarding matters submitted to shareholder vote, and will vote the shares held by its separate accounts in accord with the voting instructions received from variable contract owners to whose contracts such shares are attributable. This is sometimes referred to as "pass through" voting. Further, those shares which are owned by Jackson through its general account, as well as shares held by its separate accounts for which no voting instructions are received from contract owners, also will be voted by Jackson in the same proportions as those shares for which voting instructions are received from variable contract owners. This is sometimes referred to as "echo" voting. The Agreement and Declaration of Trust for JNL Series Trust, dated June 1, 1994 (the "Declaration of Trust"), provides that thirty percent of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting, and that 30% of the aggregate number of shares in any Fund that are entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Fund at a shareholders meeting. As a result of proportional voting the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.